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                                  EXHIBIT 10.11

                     [Akamai Technologies, Inc. Letterhead]


February 15, 2001

Mr. Chris Schoettle
[address]

Dear Chris:

On behalf of Akamai Technologies, Inc. (the "Company"), I am pleased to offer you the position as Chief Operating Officer for Akamai, reporting to me in my capacity as Chairman and Chief Executive Officer.

Your base salary will be $11,538.47 bi-weekly ($300,000 on an annualized basis). You will be eligible to receive a performance-based incentive bonus of $100,000 annually pro-rated during your first year of employment based on your employment date. The bonus will be earned based on the achievement of operating targets to be established after you join Akamai. The bonus is payable in cash, stock options, restricted stock, stock, or any combination of the foregoing, at the discretion of the company. Bonuses for the year ending 2001 will be paid in early February 2002. You must be in the employ of the Company at the time the bonus is paid to be eligible to receive the bonus. Your salary and incentive shall be subject to review periodically based upon my recommendation and the approval of the Board of Directors of Akamai.

As part of this employment offer, the Company will recommend to the Akamai Board of Directors that you be granted a stock option under the Company's 1998 Stock Incentive Plan (the "Plan") for the purchase of an aggregate of 425,000 shares of Common Stock of the Company (the "Initial Grant"), at an option price equal to the fair market value of the Common Stock as determined by the Board on the date the Board of Directors approves your stock option. Your options will be granted by the Board at the first Board of Directors meeting following your date of employment as you requested. These options will vest over four years, all on a schedule beginning on the date your first options are granted. The first 25 percent of the options will vest on the first anniversary of your first grant date. An additional 6.25% of the original number of shares will vest at the end of each successive full three-month period following the first anniversary of the Grant Date until the fourth anniversary of the Grant Date. Subject to Board approval, your option will be evidenced by a separate option agreement embodying these terms. You will also be eligible to receive such future stock option grants, as the Board of Directors shall from time to time deem appropriate. In the event of a Change in Control, as defined in the Plan, the number of Shares as to which your option has vested shall be calculated as though the Grant Date were the date that is one year prior to the Grant Date.
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You will be eligible to participate in the Employee Stock Purchase Program beginning in the June 2001 offering period. This plan allows you to contribute between 1% and 10% of your salary through regular payroll deductions. The Akamai plan provides for a two-year offering period, that includes four, six-month purchase periods. At the end of each six-month purchase period, the money that has been deducted will be used to purchase shares of Akamai common stock at 85% of the closing price of the Common Stock at the beginning of the offer period or end of the purchase period, whichever is lower.

You will be eligible for health insurance, dental insurance, life insurance, and short/long term disability coverage and other benefits that are and may become available generally to employees of the Company. You will also be eligible to contribute to the Akamai Technologies, Inc. 401(k) Plan immediately upon employment.

You will be eligible for a maximum of three weeks of vacation per year. The number of vacation days for which you are eligible in each year shall accrue at the rate of 1.25 days per month that you are employed during such year. Akamai also observes ten holidays each year. This year eight of the holidays are scheduled days, while two holidays are floating days.

In order to assist you with your relocation, the company will provide professional relocation assistance from Personal Touch Resources and Beverly Keyes of Hunneman Realtors in Boston. We will establish a budget maximum of $150,000 to cover your relocation, including the tax gross-up that will be required. Akamai anticipates that this budget should cover the following: two
(2) home finding trips to Cambridge; packing and shipment of your household goods and up to 60 days storage of those goods if necessary; shipment of up to 2 automobiles; and airfare for you and your family. Alternatively you may choose to drive your cars to Cambridge. If you do, we will reimburse the mileage expenses. You will be eligible to submit most of the closing costs associated with the sale of your home in Chatham as well as the closing costs associated with the purchase of a new home. These expenses can include items such as attorney's fees on the purchase and sale, the realtor's fee for the sale of your home in New Jersey, and certain other expenses required in the sale and purchase. Finally, Akamai will provide up to 60 days temporary living for you and your family after the move and travel and temporary living expenses for the next several months until your family relocates to Massachusetts, which is anticipated to be a date not later than August 1, 2001. Please note: all these expenses are taxable (as income) with the exception of the shipment of your household goods, automobile and your final transportation from Chatham to Cambridge. Akamai estimates that the actual relocation expenses will amount to about $100,000 with the remaining $50,000 necessary to cover the federal and state taxes associated with the move - i.e., the tax gross-up.
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When you are ready to relocate, we will put you in touch with Natale Warner at
Personal Touch Resources, our external relocation company. All aspects of your actual move will be coordinated through Personal Touch Resources. Natale can be reached at (800) 697-4605. Please review the enclosed documents for a detailed outline of the services provided by Personal Touch Resources.

In the event that you leave the employ of the Company voluntarily during the first two years of employment, you will be required to repay a pro-rated amount of the relocation package and relocation expenses, including the taxes paid by the company on your behalf. The repayment amount will be calculated by dividing the total amount of your relocation expenses by 24 months and multiplying that number by the number of months left until the two-year anniversary of your employment start date. After the second year, you would have no obligation to repay the moving expenses if you leave Akamai voluntarily.

Prior to the commencement of your employment, you will be required to execute a Non-Competition, Non-Solicitation, Proprietary and Confidential Information and Developments Agreement.

You represent that you are not bound by any employment contract, restrictive covenant or other restriction preventing you from entering into this agreement or carrying out your responsibilities for the Company as contemplated hereby, or which is in any way inconsistent with any of the terms hereof. This letter is not to be construed as an agreement, either expressed or implied, to employ you for any stated term. Akamai Technologies is an at will employer.

In the event that Akamai terminates your employment for reasons other than cause during the first three years of your employment, you would be eligible for severance on the following terms, provided you sign a separation agreement acceptable to Akamai that includes, among other things, a full release, a one-year non-competition clause, a future cooperation clause, and a non-disparagement clause:

      If the company terminates your employment during the first three years of your employment for reasons other than for cause, Akamai will pay you an amount equal to one year of your then-base salary. The company will make an additional one-time lump sum, taxable payment to you equal to one year's worth of the company's current contribution to the medical and dental plan. You may use that money to cover the costs of medical and dental coverage under COBRA. In addition, Akamai will vest your options as follows:
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            If your employment is terminated by the company in year one, Akamai will vest the first year of the Initial Grant (i.e., any options from the Initial Grant that would have vested in the first twelve months), so that you will leave the company with 25% of your Initial Grant vested.

            If your employment is terminated by the company in year two, Akamai will vest the second year of the Initial Grant (i.e., any options from the Initial Grant that would have vested in the second twelve months that were not already vested as of the termination date), so you that will leave the company with 50% of your Initial Grant vested.

            If your employment is terminated by the company in year three, Akamai will vest the third year of the Initial Grant (i.e., any options that would have vested in the third year of your employment that were not already vested as of the termination date), so that you will leave the company with 75% of your Initial Grant vested.

      If the company terminates your employment for any reason after the completion of your third year of employment, you will be treated under the Akamai policy then in effect for other senior executives who leave the company involuntarily.

In the event that there is a Change in Control, as that term is defined in the Plan, and within the first ninety (90) days the surviving entity fails to offer to employ you in a position with responsibilities that are commensurate (but not necessarily identical) with your responsibilities at Akamai, and as a result your employment terminates voluntarily or involuntarily, you will receive an amount equal to one year of your then-base salary. Whether you have been offered a position with commensurate responsibilities is to be determined without regard to the title or reporting relationship of the new position.

This employment offer from Akamai Technologies is contingent upon your submitting an I-9 Employment Eligibility Verification Form acceptable to Akamai Technologies, Inc. on your date of employment. YOU MUST BE PREPARED TO OFFER PROOF OF YOUR EMPLOYABILITY IN THE UNITED STATES IN ACCORDANCE WITH THE REQUIREMENTS LISTED ON THE I-9 FORM ON YOUR FIRST DAY OF EMPLOYMENT. YOU WILL NOT BE PLACED ON THE AKAMAI PAYROLL AS AN ACTIVE EMPLOYEE UNTIL YOU HAVE PROVIDED THIS DOCUMENTATION.

Please accept Akamai's offer of employment by signing the enclosed copy of this letter and the agreements attached and returning all documents to STEVE HEINRICH, AKAMAI TECHNOLOGIES, 500 TECHNOLOGY, 5TH FLOOR, CAMBRIDGE, MA, 02139. We would appreciate your decision by the close of business on Friday, February 23, 2001.
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On behalf of the entire management team, I would like to encourage you to join
Akamai as our Chief Operating Officer. We believe you can make a tremendous contribution to the company at this critical juncture in Akamai's history. Your experience at Lucent Technologies and AT&T coupled with your strong technical education will be a tremendous asset to you in this new and challenging responsibility. We look forward to your joining Akamai on either Monday, March 12, 2001 or Monday, March 19, 2001.

Sincerely,

AKAMAI TECHNOLOGIES, INC.

/s/ George H. Conrades

George H. Conrades
Chairman and Chief Executive Officer

I hereby accept employment with Akamai Technologies, Inc.

/s/ Chris Schoettle                   2/15/01
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Chris Schoettle                     Date